Exhibit (a)(1)(D)
Offer to Purchase for Cash
by
JOS. A. BANK CLOTHIERS, INC.
of
Up to $300,000,000 in Value of Shares of its Common Stock (4,615,384 Shares)
at a Purchase Price of $65.00 Per Share
(Including the Associated Preferred Share Purchase Rights)

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MARCH 18, 2014, UNLESS THE OFFER IS EXTENDED.
February 19, 2014
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), is offering to purchase for cash an aggregate of up to $300.0 million in value of shares (4,615,384 Shares) of its common stock, $0.01 par value per share (together with the associated preferred share purchase rights, the “Shares”), at a price of $65.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
Enclosed with this letter are copies of the following documents:
1.
  Offer to Purchase dated February 19, 2014;
2.
  Letter of Transmittal, for your use in accepting the Offer and tendering Shares of and for the information of your clients;
3.
  A form of letter that may be sent to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;
4.
  Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time; and
5.
  Return envelope addressed to Continental Stock Transfer & Trust Company as the Depositary.
Certain conditions to the Offer are described in Section 7 of the Offer to Purchase.
The Company urges you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 12:00 Midnight, New York City time, on Tuesday, March 18, 2014, unless the Offer is extended.
Under no circumstances will interest be paid on the purchase price of the Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares.
The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager, Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 6 of the Letter of Transmittal).
Questions or requests for assistance may be directed to the Information Agent and the Dealer Manager at their telephone numbers and/or addresses set forth on the back cover of the Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to the Information Agent.
Very truly yours,
Jos. A. Bank Clothiers, Inc.
Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.